Exhibit 99.7

17 July 2015

CONSENT of QUALIFIED PERSON

I, Uwe Engelmann, do hereby consent to the public filing of the updated technical report titled A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe (Minxcon Reference: M14-056a), prepared for Caledonia Mining Corporation and dated 9 July 2015 (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the Press Release of Caledonia Mining Corporation dated 17 July 2015.

I certify that I have read the Press Release being filed by Caledonia Mining Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

  Yours Sincerely

            _____________________________

  Uwe Engelmann
  DIRECTOR - MINXCON